                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*


                                COTT CORPORATION
                    _______________________________________
                                (Name of Issuer)


                                  Common Stock
                    _______________________________________
                         (Title of Class of Securities)


                                   22163N106
                    _______________________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))


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CUSIP NO. 22163N106                  13G                      Page 2 of 4 Pages
-------------------------------------------------------------------------------
1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   AMVESCAP PLC
   Aim Funds Management, Inc.
   Atlantic Trust Company, N.A.
-------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group*

                                                      (a) [ ]
   NOT APPLICABLE                                     (b) [ ]
-------------------------------------------------------------------------------
3  SEC Use Only


-------------------------------------------------------------------------------
4  Citizenship or Place of Organization

   CA
-------------------------------------------------------------------------------
Number of      5  Sole Voting Power
               **
Shares            7,277,320
               ----------------------------------------------------------------
Beneficially   6  Shared Voting Power
               **
Owned By Each     -0-
               ----------------------------------------------------------------
Reporting      7  Sole Dispositive Power
               **
Person            7,277,320
               ----------------------------------------------------------------
With           8  Shared Dispositive Power

                  -0-
-------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

   7,277,320
-------------------------------------------------------------------------------
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE
-------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row 9

   10.16812
-------------------------------------------------------------------------------
12 Type of Reporting Person*

   IA, HC. See Items 2 and 3 of this statement.
-------------------------------------------------------------------------------

               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.

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Page 3 of 4 Pages

SCHEDULE 13G


Item 1(a) Name of Issuer:

          Cott Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          207 Queens Quay West, Suite 340, Toronto, Ontario
          M5J 1A7, Canada

Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.


Item 2(b)         Address of Principal Business Office:
                  11 Devonshire Square
                  London EC2M 4YR
                  England


Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.


Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 par value per share


Item 2(e)         CUSIP Number:
                  22163N106


Item 3            Type of Reporting Person:
                  An investment adviser in accordance with section 240.13d-1(b)
                  (1)(ii)(E)
                  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.



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Page 4 of 4 Pages

SCHEDULE 13G



Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement which are incorporated herein by reference.


Item 5            Ownership of Five Percent or Less of a Class:
                  N/A


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:
                  N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding
                  Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.


Item 8            Identification and Classification of Members of the Group:
                  N/A


Item 9            Notice of Dissolution of a Group:
                  N/A


Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      July 13, 2005
                                      -----------------------------------------
                                      Date



                                      /s/  HAL LIEBES
                                      -----------------------------------------
                                      Signature


                                      Hal Liebes
                                      Group Compliance Officer
                                      AMVESCAP PLC